FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2009
SUN MEDIA CORPORATION
(Translation of registrant’s name into English)
333 King Street East, Toronto, Ontario M5A 3X5 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

Quarterly Report for the Period Ending
September 30, 2009 of
SUN MEDIA CORPORATION
Filed in this Form 6-K
Documents index
1.	Quarterly report for the period ending September 30, 2009 for Sun Media Corporation

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2009
COMPANY PROFILE
Sun Media Corporation (“Sun Media” or the “Company”), a newspaper publishing company, is a subsidiary of Quebecor Media Inc. (“Quebecor Media”), itself a subsidiary of Quebecor Inc. Sun Media publishes 190 publications across Canada in urban and community markets. The Urban Daily Group consists of eight paid daily newspapers, and three weekly publications as well as Sun Media’s distribution business, Messageries Dynamiques. In addition, the Urban Daily Group operates six free daily publications, 24 Hours in Toronto, Ottawa, Calgary, Edmonton and Vancouver and 24 Heures in Montreal. The Community Newspaper Group includes Sun Media’s other publications, including nine paid daily community newspapers and 164 weekly newspapers, weekly shopping guides and agricultural and other specialty publications.
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations covers the main activities of the third quarter of 2009 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20-F) for the year ended December 31, 2008 which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.
NON-GAAP FINANCIAL MEASURE
In its analysis of operating results, Sun Media uses the supplemental financial measure operating income. Sun Media defines operating income as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, equity loss on investment in SUN TV Company (“SUN TV”), income taxes and non-controlling interest. Operating income, and ratios using this measure, are not required by or recognized under Canadian Generally Accepted Accounting Principles (“GAAP”) or U.S. GAAP. Operating income is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Operating income is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Operating income has limitations as an analytical tool, including:
•	it does not reflect financial expenses, including interest payments, or the cash required to pay interest and other financial expenses;
•	it does not reflect income tax expense or the cash required to pay income taxes;
•
although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•	it does not reflect the cash required to pay expenses relating to Sun Media’s restructuring initiatives;
•	it does not reflect cash outlays for future contractual commitments; and
•	it does not reflect impairments or equity losses, including Sun Media’s equity losses in and advances to SUN TV.
Sun Media’s definition of operating income may not be identical to similarly titled measures reported by other companies, limiting the usefulness of operating income as a comparative measure. Table 1 provides the reconciliation of net income to operating income under Canadian GAAP and the reconciliation of operating income to cash flows provided by operating activities under Canadian GAAP for the three and nine months ended September 30, 2009 and 2008.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2009
Table 1
Reconciliation between the operating income measure used in this report and the net income and cash flows provided by operating activities measures used in the unaudited interim financial statements:
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
Net income	$15.5	$26.5	$45.7	$78.6
Amortization	5.4	5.5	16.1	17.2
Financial expenses	7.8	10.2	26.6	31.6
Gain on valuation and translation of financial Instruments	(0.6)	(3.8)	(2.0)	(13.2)
Restructuring of operations	2.5	1.7	5.2	4.4
Equity loss on investment in SUN TV	0.6	0.4	1.7	1.4
Income taxes	5.2	(1.0)	11.4	11.8
Non-controlling interest	—	—	—	0.4

Operating income	$36.4	$39.5	$104.7	$132.2

Financial expenses	(7.8)	(10.2)	(26.6)	(31.6)
Restructuring charges	(2.5)	(1.7)	(5.2)	(4.4)
Current income taxes	—	(0.1)	—	(0.7)
Amortization of financing costs and long-term debt discount and other	0.9	0.5	1.7	1.1
Net change in non-cash balances related to operating activities	13.3	—	15.6	(19.1)

Cash flows provided by operating activities	$40.3	$28.0	$90.2	$77.5

2009/2008 THIRD QUARTER COMPARISON
Revenues: $183.6 million, a decrease of $35.5 million (16.2%).
•
Advertising revenues decreased $36.4 million or 21.3% and circulation revenues decreased $0.7 million or 1.8%. Revenues from commercial printing and other sources increased $1.6 million or 12.7%. The Company continues to experience a period of dramatic transformation due to the industry-wide changes of the past several years. In addition, Sun Media continues to operate in a difficult economic environment, which is negatively impacting the Company’s advertising revenues.

•
Advertising revenues in the Urban Daily Group were 22.0% below last year. This variance is largely explained by a significant decline in classified advertising revenue and to a lesser extent, a decline in retail and national advertising revenue. Advertising revenues declined in all paid urban daily newspapers. Advertising revenues from the free dailies declined 22.5%.

•
Advertising revenues in the Community Newspaper Group and other operations decreased 20.6%, with the biggest portion of the decline resulting from advertising softness in the Alberta region. The Ontario and Quebec regions also experienced significant declines in advertising revenues.

•	Circulation revenues decreased $0.7 million or 1.8% due to lower average paid circulation in most of the urban daily newspapers.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2009
Cost of sales, selling and administrative expenses: $147.2 million, a decrease of $32.4 million (18.1%).
•	Labour expenses decreased 15.5%, newsprint expense decreased 37.1% and all other cost of sales, selling and administrative expenses decreased 15.0%.
•	Labour expenses decreased in the quarter primarily due to:
•	restructuring initiatives implemented across substantially all areas of the Company;
•	labour savings resulting from the transfer of newspaper printing to Quebecor Media’s printing facilities in Toronto, Ontario and Mirabel, Quebec;
•	labour savings resulting from the current lock-out of unionized editorial, classified, sales support and business office employees at the Journal de Montreal; and
•	savings in commissions, bonuses and other benefits;
Partially offset by:
•
higher salaries at the Journal de Quebec as labour savings were realized from April 2007 through to August 2008 in connection with a labour dispute which involved unionized pressroom, newsroom and office employees; and

•	higher stock compensation expense of $0.8 million.
•	Newsprint expense decreased in the quarter primarily due to:
•	lower newsprint pricing of approximately 25% compared to the prior year; and

•	decreased volumes resulting from lower average page counts and lower average circulation.
•	Other cost of sales, selling and administrative expenses decreased in the quarter primarily due to:
•	savings as a result of cost containment initiatives, particularly in the areas of promotion, marketing and administration;
•	savings in newspaper editorial, production and transportation costs; and
•	reversal of a $1.0 million bad debt provision established in 2008;
Partially offset by:
•	higher management fees charged by Quebecor Media of $1.0 million.
Operating income: $36.4 million, a decrease of $3.1 million (7.9%).
•	Operating income decreased primarily due to:
•	softness in advertising revenues which declined by $36.4 million over the prior year; and
•	higher management fees charged by Quebecor Media of $1.0 million;
•	higher stock compensation expense of $0.8 million;
Partially offset by:
•	a decrease in labour expenses mainly resulting from restructuring initiatives implemented throughout 2008 and early 2009, as well as savings in commissions, bonuses and other benefits;
•	savings as a result of cost containment initiatives;
•	lower newsprint, editorial, production and transportation expenses; and
•	reversal of a $1.0 million bad debt provision established in 2008.
Amortization: $5.4 million, a decrease of $0.1 million (2.1%).
•	Amortization decreased as certain long-lived assets were fully amortized by the end of the second quarter of 2009, as compared to the second quarter of 2008.
Financial expenses: $7.8 million, a decrease of $2.4 million (23.1%).
•	Financial expenses decreased mainly due to:
•	lower variable interest rates on the Company’s Senior Notes; and
•	lower interest from the conversion of $49.5 million in QMI subordinated loans to Class A Common Shares in the second quarter of 2009.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2009
Gain on valuation and translation of financial instruments: $0.6 million gain, compared to $3.8 million gain in the third quarter of 2008.
•	The change was due to:
•	a $15.7 million unfavourable variance in the loss on embedded derivatives and derivative instruments for which hedge accounting is not used; and
•	a $0.7 million unfavourable variance on gain on ineffective portion of fair value hedges;
Partially offset by:
•	a $13.2 million favourable variance in gain on foreign currency translation of financial instruments for which hedge accounting is not used.
Restructuring of operations: $2.5 million, compared with $1.7 million in 2008.
•
Restructuring charges of $2.5 million were recorded for the three months ended September 30, 2009 of which $1.9 million related to the elimination of positions mainly in the Community Newspaper Group as well as in the head office. In addition, during the third quarter, contractual lease termination costs of $0.3 million were recorded as well as an impairment charge of $0.3 million related to certain machinery and equipment.

•
Restructuring charges for the three months ended September 30, 2008 of $1.7 million related to the page layout operation at the Journal de Quebec as a result of the collective agreement ratified in the quarter, as well as further consolidation of press facilities and page layout operations in the community newspapers.

Income taxes: $5.2 million expense compared to $1.1 million recovery in the same quarter of 2008.
•	The unfavourable variance was mainly due to:
•	$28.6 million decrease in interest expense on convertible obligations to related companies;
Partially offset by:
•	$4.8 million decrease in income before income taxes and non-controlling interest.
Net income: $15.5 million, compared with $26.5 million in the same quarter in 2008.
•	The decrease was mainly due to:
•	higher income taxes of $6.2 million;
•	lower gain on valuation and translation of financial instruments of $3.2 million;
•	lower operating income of $3.1 million; and
•	higher restructuring charges of $0.8 million;
Partially offset by:
•	lower financial expenses of $2.4 million.
2009/2008 THIRD QUARTER YEAR-TO-DATE COMPARISON
Revenues: $575.7 million, a decrease of $98.8 million (14.6%).
•	Advertising revenues decreased $102.5 million or 19.3% and circulation revenues decreased $0.4 million or 0.4%. Revenues from commercial printing and other sources increased $4.1 million or 11.5%.
•	Advertising revenues in the Urban Daily Group were 20.8% below last year. Advertising revenues declined in all paid urban daily newspapers. Advertising revenues from the free dailies declined 22.2%.
•
Advertising revenues in the Community Newspaper Group and other operations decreased 16.5%, with almost one half of the decline resulting from advertising softness in the Alberta region. The Ontario and Quebec regions also experienced year-to-date declines in advertising revenues.

•	Circulation revenues decreased $0.4 million or 0.4% due to declines in the Community Newspaper Group, offset by higher home delivery yields experienced in certain urban daily newspapers.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2009
Cost of sales, selling and administrative expenses: $471.0 million, a decrease of $71.2 million (13.1%).
•	Labour expenses decreased 18.9%, newsprint expense decreased 14.7% and all other cost of sales, selling and administrative expenses decreased 6.7%.
•	Labour expenses decreased primarily due to:
•	restructuring initiatives implemented across substantially all areas of the Company;
•	labour savings resulting from the current lock-out of unionized editorial, classified, sales support and business office employees at the Journal de Montreal;
•	labour savings resulting from the transfer of newspaper printing to Quebecor Media’s printing facilities in Toronto, Ontario and Mirabel, Quebec;
•	savings in commissions, bonuses and other benefits; and
•	the reversal of $4.9 million of bonuses relating to 2008;
Partially offset by:
•
higher salaries at the Journal de Quebec as labour savings were realized from April 2007 through to August 2008 in connection with a labour dispute which involved unionized pressroom newsroom and office employees; and

•	higher stock compensation expense of $1.7 million.
•	Newsprint expense decreased mainly due to:
•	decreased volumes resulting from lower average page counts and lower average circulation.
•	Other cost of sales, selling and administrative expenses decreased primarily due to:
•	savings as a result of cost containment initiatives, particularly in the areas of promotion, marketing and administration;
•	savings in newspaper editorial, production and transportation costs; and
•	reversal of a $3.0 million bad debt provision established in 2008;
Partially offset by:
•	higher management fees charged by Quebecor Media of $3.0 million.
Operating income: $104.7 million, a decrease of $27.5 million (20.8%).
•	Operating income decreased primarily due to:
•	softness in advertising revenues which declined by $102.5 million over the prior year;
•	higher management fees charged by Quebecor Media of $3.0 million; and
•	higher stock compensation expense of $1.7 million;
Partially offset by:
•	a decrease in labour expenses mainly resulting from restructuring initiatives implemented throughout 2008 and early 2009, as well as savings in commissions, bonuses and other benefits;
•	the reversal of $4.9 million of bonuses relating to 2008;
•	savings as a result of cost containment initiatives;
•	lower newsprint, editorial, production and transportation expenses; and
•	reversal of a $3.0 million bad debt provision established in 2008.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2009
Amortization: $16.1 million, a decrease of $1.1 million (6.5%).
•	Amortization decreased as certain long-lived assets were fully amortized by the end of 2009, as compared to the end of 2008.
Financial expenses: $26.6 million, a decrease of $5.0 million (15.8%).
•	Financial expenses decreased mainly due to:
•
lower interest rates on the Company’s Senior Notes as a result of a fixed to fixed cross-currency interest rate swap maturing and being replaced with a fixed to floating cross-currency interest rate swap in February 2008; and

•	lower interest from the conversion of $49.5 million in QMI subordinated loans to Class A Common Shares in the second quarter of 2009.
Gain on valuation and translation of financial instruments: $2.0 million gain compared to $13.2 million gain in 2008.
•	The decrease was due to:
•	a $36.6 million unfavourable variance in the loss/gain on embedded derivatives and derivative instruments for which hedge accounting is not used; and
•	a $0.6 million unfavourable variance on gain on ineffective portion of fair value hedges;
Partially offset by:
•	a $26.0 million favourable variance in gain on foreign currency translation of financial instruments for which hedge accounting is not used.
Restructuring of operations: $5.2 million, compared with $4.4 million in 2008.
•
Restructuring charges of $5.2 million were recorded for the nine months ended September 30, 2009 of which $4.6 million related to severances for employees in a number of publications including the Western region, Community Newspaper Group as well as in head office. In addition, during the third quarter, contractual lease termination costs of $0.3 million were recorded as well as an impairment charge of $0.3 million related to certain machinery and equipment.

•
Restructuring charges for the nine months ended September 30, 2008 were $4.4 million, relating to the centralization of classified sales, restructuring of newspaper layout and press operations as well as other general workforce reduction programs.

Income taxes: $11.4 million in 2009 compared to $11.8 million expense in 2008.
•	The favourable variance was mainly due to:
•	$33.6 million decrease in income before income taxes and non-controlling interest;
•	recognition of future income tax benefits on unrealized capital losses in SUN TV ($1.7 million); and
•	unfavourable future tax adjustments, in 2008, relating to SUN TV equity losses ($2.2 million);
Partially offset by:
•	$51.7 million decrease in interest expense on convertible obligations to related companies.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2009
Net income: $45.7 million, compared with $78.6 million in 2008.
•	The decrease was mainly due to:
•	lower operating income of $27.5 million;
•	lower gain on valuation and translation of financial instruments of $11.2 million;
•	higher restructuring charges of $0.8 million; and
•	higher equity loss on investment in SUN TV of $0.3 million;
Partially offset by:
•	lower financial expenses of $5.0 million;
•	lower amortization of $1.1 million;
•	lower income tax expense of $0.3 million; and
•	lower non-controlling interest of $0.3 million.
CASH FLOWS AND FINANCIAL POSITION
Operating Activities
Cash flows provided by operating activities: $40.3 million in the third quarter of 2009, compared with $28.0 million in the same quarter of 2008.
•	The $12.3 million increase was mainly due to:
•	positive net changes in non-cash balances related to operating activities of $13.4 million mainly related to the timing of payments; and

•	$2.4 million decrease in financial expenses;
Partially offset by:
•	$3.1 million decrease in operating income.
•	Year-to-date cash flows provided by operating activities increased $12.7 million mainly due to:
•	Payments of approximately $21.6 million made in the first nine months of 2008 for exercised stock options which were not repeated in 2009;

•	$5.0 million decrease in financial expenses; and

•	improved working capital management;
Partially offset by:
•	$27.5 million decrease in operating income.
•
During the three and nine months ended September 30, 2009, payments of $2.8 million and $16.3 million, respectively, were made mainly relating to the major restructuring initiatives implemented since late 2008.

Investing Activities
•	Additions to property, plant and equipment and intangible assets increased $0.9 million in the third quarter of 2009.
•
On May 21, 2009, Sun Media sold $190.0 million of its investment in preferred shares of Imprimerie Mirabel Inc. (“Mirabel”) and used the proceeds to redeem $190.0 million of its Mirabel convertible obligations. In addition, on June 26, 2009, Sun Media sold $9.75 million of its investment in preferred shares of SUN TV and used the proceeds to redeem $9.75 million of its SUN TV convertible obligations.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2009
Financing Activities
•	The decrease in long-term debt of $12.5 million in the third quarter of 2009 was mainly due to the following cash changes:
•	mandatory and other principal debt repayments by Sun Media in the amount of $0.1 million;
Other non-cash adjustments:
•	$12.8 million favourable impact of foreign currency translation and fair value adjustments;
Marginally offset by:
•	amortization of financing costs and long-term debt discount of $0.4 million.
•	The decrease in long-term debt of $34.6 million in the nine months ended September 30, 2009 was mainly due to the following cash changes:
•	net repayments under revolving bank facilities of $10.0 million;

•	mandatory and other principal debt repayments by Sun Media in the amount of $0.3 million;
Other non-cash adjustments:
•	$25.4 million favourable impact of foreign currency translation and fair value adjustments;
Marginally offset by:
•	amortization of financing costs and long-term debt discount of $1.1 million.
•
On June 25, 2009, Quebecor Media converted a principal amount of $24.0 million of its 2014 subordinated loan into 60,000 Class A Common shares at a conversion price of $400 per share. On June 26, 2009, Quebecor Media converted an additional principal amount of $25.5 million of its 2013 subordinated loan into 63,750 Class A Common Shares at a conversion price of $400 per share. As of September 30, 2009, the balance of the Quebecor Media subordinated loans was $212.0 million (December 31, 2008 — $261.5 million).

Financial Position as of September 30, 2009
Total available liquidity: total available liquidity is comprised of the revolving credit facility of $70.0 million and a bank overdraft facility of $5.0 million, of which nil was drawn, resulting in available liquidity of $75.0 million.
Long-term debt: $257.3 million, compared with $291.9 million as of December 31, 2008, a decrease of $34.6 million (see “Financing Activities” above).
Dividends: During the nine months ended September 30, 2009, the Company paid $8.0 million in dividends.
Management expects that the principal needs for cash relating to Sun Media’s existing operations will be to fund operating activities and working capital, capital expenditures, distributions to its shareholder, debt repayment and debt service. Management also believes that cash provided by operating activities and the available sources of financing described above will be sufficient to cover the Company’s principal cash requirements. Pursuant to its financing agreements, the Company is required to maintain certain financial ratios. The key covenants in these agreements include an interest coverage ratio and leverage ratio (long-term debt over operating income). As of September 30, 2009, the Company was in compliance with its required ratios.
OTHER DEVELOPMENTS IN 2009
In September and October 2009, Sun Media entered into joint distribution agreements with Canwest Publishing Inc. (“Canwest”) and the National Post Company. Under these agreements, each party will assume the home delivery and single copy delivery functions for some of the other party’s publications in the respective markets of those publications. These distribution agreements will allow the companies to leverage their existing carrier forces and improve operating income.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2009
On October 21, 2009, Sun Media issued 41 Class C Preferred Shares, Series 1 to Videotron Ltd. (“Videotron”), a company under common control, with a total value of $820.0 million. In addition, Sun Media issued 56 Class C Preferred Shares, Series 1 to Quebecor Media, with a total value of $1.12 billion. The Class C Preferred Shares, Series 1 are redeemable at the option of the Company or retractable at the option of holder at the paid-up value, are non-voting and carry an 11.25% annual fixed cumulative preferential dividend payable semi-annually on June 20 and December 20. Concurrently, Sun Media used the proceeds from the issuance of these preferred shares to invest in subordinated loans to Videotron and Quebecor Media, in the amounts of $820.0 million and $1.12 billion, respectively. The subordinated loans mature on October 21, 2024 and bear interest at 11.24%, payable semi-annually on June 20 and December 20. The subordinated loans are pre-payable by the borrowers in whole or in part, including accrued interest, at any time prior to maturity. As a result of these tax consolidation transactions, Sun Media will receive cash consideration from Videotron and Quebecor Media, in exchange for the tax benefits to be transferred.
On April 16, 2009, AbitibiBowater Inc. (“AbitibiBowater”) and some of its Canadian subsidiaries placed themselves under the protection of the Companies’ Creditors Arrangement Act in Canada. On the same date, AbitibiBowater and some of its U.S. subsidiaries placed themselves under the protection of Chapter 11 of the United States Bankruptcy Code. AbitibiBowater supplies Sun Media with substantially all of its newsprint inventory. These proceedings have had no material impact on the operations of Sun Media to date. Sun Media continues to monitor the situation.
ADDITIONAL INFORMATION
Contractual Obligations
As of September 30, 2009, material contractual obligations included capital repayment and interest on long-term debt and subordinated loans, obligations related to derivative financial instruments and operating lease arrangements. Table 2 is a summary of contractual obligations related to financial instruments. There is no material change during the third quarter of 2009 in operating lease arrangements compared to the disclosures in the Annual Report for the year ended December 31, 2008 (Form 20-F).
Table 2
Financial contractual obligations as of September 30, 2009
(in millions of Canadian dollars)

		Less than			5 years
	Total	1 year	1-3 years	3-5 years	and more

Long-term debt	$260.6	$0.4	$0.8	$259.4	$—
Interest on long-term debt (a)	52.2	15.1	30.1	7.0	—
Subordinated loans	212.0	—	—	212.0	—
Interest on subordinated loans	61.2	14.8	29.8	16.6	—
Derivative instruments (b)	88.4	—	—	88.4	—
Operating leases and other commitments	32.1	10.7	16.6	3.0	1.8

Total	$706.5	$41.0	$77.3	$586.4	$1.8

(a)	Estimated interest payable on long-term debt based on the hedged and unhedged interest rates and hedged foreign exchange rate as of September 30, 2009.

(b)	Estimated future disbursements related to derivative financial instruments used for foreign exchange hedging.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2009
Financial Instruments
Sun Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.
As of September 30, 2009, Sun Media was using derivative financial instruments to manage its exchange rate and interest rate exposure. The Company has entered into foreign-exchange forward contracts and cross-currency interest rate swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Sun Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on other long-term debt.
The Company does not hold or use any derivative financial instruments for trading purposes.
The fair value of derivative financial instruments is estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of fair value of the derivative instruments by applying a credit default premium to a net exposure by the counterparty or by the Company (see Table 3).
Table 3
Fair value of derivative financial instruments
(in millions of dollars)

	September 30, 2009			December 31, 2008
			Book value			Book value
	Notional		and	Notional		and
	value		Fair value	value		Fair value
Derivative financial instruments
Interest rate swap		$38.6	$(1.9)		$38.9	$(3.0)
Cross-currency interest rate swaps and foreign exchange forward contracts on senior notes	US$	205.0	$(76.6)	US$	205.0	$(53.0)
In the three months ended September 30, 2009, Sun Media recorded a net loss of $9.3 million on embedded derivatives that are not closely related to the host contracts and derivative financial instruments for which hedge accounting is not used ($6.4 million gain in 2008). A gain of $9.6 million ($3.6 million loss in 2008) was recognized in the third quarter in connection with the foreign currency translation of financial instruments for which hedge accounting is not used. In addition, Sun Media recorded a $0.2 million gain on the ineffective portion of fair value hedges ($0.9 million in 2008). Finally, a gain of $0.2 million was recorded under other comprehensive income in the third quarter of 2009 in relation to cash flow hedging relationships ($0.6 million loss in 2008).
In the nine months ended September 30, 2009, Sun Media recorded a net loss of $18.2 million on embedded derivatives that are not closely related to the host contracts and derivative financial instruments for which hedge accounting is not used ($18.4 million gain in 2008). A gain of $18.1 million ($7.9 million loss in 2008) was recognized in the nine months ended September 30, 2009 in connection with the foreign currency translation of financial instruments for which hedge accounting is not used. In addition, Sun Media recorded a $2.0 million gain on the ineffective portion of fair value hedges ($2.7 million in 2008). Finally, a gain of $1.1 million was recorded under other comprehensive income in the nine months ended September 30, 2009 in relation to cash flow hedging relationships ($1.8 million gain in 2008).

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2009
Related Party Transactions
The Company has earned revenue for advertising and other services, and incurred expenses for purchases and services, with related companies under common control in the normal course of operations, including the printing of certain publications at Quebecor Media’s printing facilities in Toronto, Ontario and Mirabel, Quebec. As of September 30, 2009, other related party transactions included subordinated loans from Quebecor Media and its subsidiaries.
In addition, as a result of cost containment strategies and the centralization of corporate management, Sun Media is providing general and administrative support to certain operations within Quebecor Media’s newspaper group.
On May 21, 2009, Sun Media sold $190.0 million of its investment in preferred shares of Mirabel and used the proceeds to redeem $190.0 million of its convertible obligations issued to Mirabel. As of September 30, 2009, the Company’s investment in preferred shares of Mirabel and the balance of its convertible obligations was $nil (December 31, 2008 — $190.0 million).
On June 26, 2009, Sun Media sold $9.75 million of its investment in preferred shares of SUN TV and used the proceeds to redeem $9.75 million of its convertible obligations issued to SUN TV. As of September 30, 2009, the Company’s investment in preferred shares of SUN TV and the balance of its convertible obligations was $nil (December 31, 2008 — $9.75 million).
On June 25, 2009, Quebecor Media converted a principal amount of $24.0 million of its 2014 subordinated loan into 60,000 Class A Common Shares at a conversion price of $400 per share. On June 26, 2009, Quebecor Media converted an additional principal amount of $25.5 million of its 2013 subordinated loan into 63,750 Class A Common Shares at a conversion price of $400 per share. As of September 30, 2009, the balance of the subordinated loans was $212.0 million (December 31, 2008 - $261.5 million).
During the second quarter of 2009, as part of a corporate reorganization initiated by Quebecor Media, Group TVA entered into an agreement with the Company under which Group TVA has committed to wholly-own SUN TV in the future, subject to the approval of the Canadian Radio-television and Telecommunications Commission. Under this agreement, the Company received cash consideration of $2.0 million on June 29, 2009.
On October 21, 2009, Sun Media entered into certain tax consolidation transactions with Videotron and Quebecor Media. See “Other Developments in 2009” for a description of these transactions.
CHANGES IN ACCOUNTING POLICIES
Current changes in accounting policies under Canadian GAAP
On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as it clarifies the application of the concept of matching revenues and expenses. As a result of the adoption of these new rules, the Company made reclassifications in order to present certain assets, mainly software, as intangible assets instead of presenting them as property, plant and equipment (refer to note 2(a) to the unaudited interim financial statements for more details about these adjustments).

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2009
Current changes in accounting policies under US GAAP
On September 30, 2009, the Company adopted Accounting Standards Update (“ASU”) No. 2009-01, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles, previously issued as the Statement of Financial Accounting Standard No. 168. The Codification is approved as the single source of authoritative non-governmental U.S. GAAP which does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. The implementation of this update did not have an impact on the financial information contained herein.
As of January 1, 2009 the Company adopted SFAS 141R, Business Combinations, and SFAS 160, Non-controlling Interests in its financial statements, now contained in Codification Topic 805, Business Combinations, and in Codification Topic 810, Consolidation, respectively.
The provisions of SFAS 141R applied prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement at fair value of all assets and all liabilities of the acquired business. Non-controlling interests are measured at either their fair value or at the non-controlling interest’s proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this section has not yet created a difference between Canadian and U.S. GAAP.
The new rules under SFAS 160 establish new guidance on the accounting for non-controlling interests and for transactions with non-controlling interest. SFAS 160 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior periods figures were restated.
On January 1, 2009, the Company adopted the provisions of SFAS 157, Fair Value Measurements, now contained in Codification Topic 820, Fair Value Measurements and Disclosures, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption had no impact on the Company’s financial statements.
RECENT ACCOUNTING DEVELOPMENTS IN CANADA
The CICA issued three new accounting standards in January 2009 — Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests, to converge the accounting for business combinations and the reporting of non-controlling interest to International financial reporting standards (“IFRS”).
Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement at fair value of all assets and all liabilities of the acquired business. Non-controlling interests are measured at either their fair value or at the non-controlling interest’s proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2009
Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on the accounting for non-controlling interests and for transactions with non-controlling interest. The new Sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.
In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to IFRS, as issued by the International Accounting Standards Board (“IASB”). For its 2011 interim and annual financial statements, the Company will be required to report under IFRS and to provide IFRS comparative information for the 2010 financial year.
IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Company has established an implementation team, which includes a project manager, senior levels of management from all relevant departments and subsidiaries, a steering committee to oversee the project, and has also engaged an external expert advisor to assist.
Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.
The conversion project consists of four phases.
“Diagnostic” Phase - This phase involves a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters, and a high-level assessment of potential consequences on financial reporting, business processes, internal controls, and information systems.
“Design and Solutions Development” Phase - This phase involves prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of converting to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.
“Implementation” Phase - This phase involves embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.
“Post-Implementation” Phase - This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.
The Company has completed the diagnostic phase and the project design, has developed solutions for most of the important topics and is continuing to develop and execute its project implementation strategy. Initial training has been provided to key employees and further investment in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS.
Management has assessed the exemptions from full retrospective application available under IFRS 1, First-Time Adoption of International Financial Reporting Standards, and their potential impacts on the Company’s financial position.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2009
Upon adoption of IFRS, the exemptions that could result in material impacts being considered by the Company are as follows:

Exemption	Application of Exemption
Business Combinations	The Company expects to elect not to restate any business combinations that occurred prior to January 1, 2010.

Employee Benefits	The Company expects to elect to recognize cumulative actuarial gains and losses arising from all of its defined benefit plans in opening retained earnings on transition.
Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting area	Differences with potential impact for the Company
Presentation of Financial Statements (IAS 1)	• Additional disclosures in the notes to financial statements.

Property, Plant and Equipment (IAS 16)	• Componentization of significant real estate for separate amortization over a shorter useful life.

• Remaining carrying values of underlying buildings subject to componentization are amortized over a longer useful life.

• No capitalization of start up costs incurred on certain built-to-suit assets prior to substantial completion.

Impairment of Assets (IAS 36)	• Grouping of assets in cash generating units (CGU) on the basis of independent cash inflows for the purpose of impairment testing, using a discounted cash flow method (DCF) in a single-step approach.

• Goodwill is allocated to and tested in conjunction with its related CGU or group of CGUs that benefit from the collective synergies.

• Under certain circumstances, previous impairment taken (other than goodwill) is required to be reversed.

Income Taxes (IAS 12) (Subject to the adoption at transition of a revised IAS 12 standard)	• The recognition and measurement criteria for deferred tax assets and liabilities may differ.

Employee Benefits (IAS 19)	• Immediate recognition of vested past service costs to opening retained earning at transition and to income subsequent to transition.

• After transition, an entity may recognize actuarial gains and losses, as they occur, in Other Comprehensive Income (OCI), with no impact to income.

•     The limit to which a net benefit asset can be recognized under certain circumstances (“asset ceiling”) under IFRS is calculated differently and may have a material impact at the date an actuarial valuation is performed.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2009

Key accounting area	Differences with potential impact for the Company
Business Combinations and Minority Interests (IFRS 3R)
•     Acquisition-related and restructuring costs are expensed as incurred and contingent consideration is recorded at its fair value on the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings.

• Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

• Non-controlling interest is presented as a separate component of shareholders’ equity.

Related party transactions
•     Certain prior period related party transactions accounted for at the carrying value under Canadian GAAP, may need to be restated to fair value or the amount of agreed consideration, when the recognition and measurement criteria differ under IFRS.

Share-based Payment (IFRS 2)
•     The liability related to share-based payments made to employees that call for settlement in cash or other assets is recognized at fair value at the initial grant date and re-measured at fair value at the end of each subsequent reporting. Each instalment is accounted for as a separate arrangement.

Provisions and contingencies (IAS 37)
•     A different threshold is used for the recognition of a contingent liability which could impact the timing of when a provision may be recorded. At transition, liabilities for severances payments and contract termination penalty may be adjusted, with the corresponding effect to opening retained earnings.

This is not an exhaustive list of all the significant impacts that could occur during the conversion to IFRS.
Additionally, the Company has prepared a preliminary IFRS financial statement format in accordance with IAS 1, Presentation of Financial Statements, and is in the process of analysing the contractual implications of the new policy choices on financing arrangements and similar obligations. The effects on information technology, data systems, and internal controls are also being analysed; the Company does not expect that significant modifications will be necessary on conversion.
At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management expects to complete this assessment in time for parallel recording of financial information in accordance with IFRS.
The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.
The Company’s IFRS conversion project is progressing according to schedule. As the project advances, the Company could alter its intentions and the milestones communicated at the time of reporting as a result of changes to international standards currently in development or in light of new information or other external factors that could arise from now until the changeover has been complete.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2009
Forward-looking statements
This report contains forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;
•	variations in the businesses of our local, regional or national advertisers and in our advertising revenue;
•	the intensity of competition within the newspaper industry and from other communications and advertising media and platforms and the fragmentation of the media landscape;
•	our ability to successfully restructure our operations to optimize their efficiency in the context of the changing newspapers industry;
•	labour disputes or strikes;
•	changes in our ability to obtain raw materials critical to our operations, such as newsprint, at reasonable prices;
•	exchange rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt; and
•	interest rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt, or that could have an impact on our accounting estimates.
Management cautions you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this Quarterly Report and in Sun Media’s Annual Report on Form 20-F, for the fiscal year ended December 31, 2008, including under the section “Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. Management advises you to consult any documents the Company may file with or furnish to the U.S. Securities and Exchange Commission.

SUN MEDIA CORPORATION
STATEMENTS OF INCOME
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

REVENUES	$183,581	$219,125	$575,698	$674,449

Cost of sales and selling and administrative expenses	147,170	179,607	471,026	542,256
Amortization	5,416	5,532	16,110	17,232
Financial expenses (note 3)	7,863	10,226	26,626	31,628
Gain on valuation and translation of financial instruments (note 4)	(588)	(3,780)	(2,006)	(13,222)
Restructuring of operations (note 5)	2,472	1,706	5,187	4,417
Equity loss on investment in SUN TV Company	558	374	1,652	1,397

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	20,690	25,460	57,103	90,741

Income taxes
Current	—	38	—	677
Future	5,186	(1,090)	11,428	11,068

	5,186	(1,052)	11,428	11,745

INCOME BEFORE NON-CONTROLLING INTEREST	15,504	26,512	45,675	78,996

Non-controlling interest	—	—	—	348

NET INCOME	$15,504	$26,512	$45,675	$78,648

See accompanying notes to financial statements

SUN MEDIA CORPORATION
STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Net income	$15,504	$26,512	$45,675	$78,648

Other comprehensive income (loss):
Gain (loss) on valuation of derivative instruments, net of income tax expense of $55 and $287 in the three-month and nine-month periods ended September 30, 2009 (2008 — $(152) and $571)	144	(417)	774	1,204

Comprehensive income	$15,648	$26,095	$46,449	$79,852

SUN MEDIA CORPORATION
STATEMENTS OF SHAREHOLDER’S EQUITY
(In thousands of Canadian dollars)
(Unaudited)

				Accumulated
				Other	Total
	Capital	Contributed	Retained	Comprehensive	Shareholder’s
	Stock	Surplus	Earnings	Loss	Equity

SHAREHOLDER’S EQUITY

Balance as of December 31, 2007	$272,428	$—	$77,074	$(1,521)	$347,981

Net income	—	—	78,648	—	78,648
Dividends	—	—	(106,000)	—	(106,000)
Other comprehensive income	—	—	—	1,204	1,204
Sale of certain operating assets to a company under common control	—	591	—	—	591

Balance as of September 30, 2008	272,428	591	49,722	(317)	322,424

Net income	—	—	14,257	—	14,257
Dividends	—	—	(28,000)	—	(28,000)
Other comprehensive loss	—	—	—	(1,870)	(1,870)
Sale of certain operating assets to a company under common control	—	—	—	—	—

Balance as of December 31, 2008	272,428	591	35,979	(2,187)	306,811

Net income	—	—	45,675	—	45,675
Dividends	—	—	(8,000)	—	(8,000)
Conversion of Quebecor Media subordinated loans to capital stock (notes 7(b) and 9(b))	49,500	—	—	—	49,500
Other comprehensive income	—	—	—	774	774

Balance as of September 30, 2009	$321,928	$591	$73,654	$(1,413)	$394,760

See accompanying notes to financial statements

SUN MEDIA CORPORATION
STATEMENTS OF CASH FLOWS
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
		(restated -		(restated -
		note 2(a))		note 2(a))
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Net income	$15,504	$26,512	$45,675	$78,648
Adjustments for:
Amortization of property, plant and equipment	3,421	4,542	11,674	14,301
Amortization of intangible and other assets	1,995	990	4,436	2,931
Gain on valuation and translation of financial instruments (note 4)	(588)	(3,780)	(2,006)	(13,222)
Amortization of financing costs and long-term debt discount	361	357	1,078	1,063
Future income taxes	5,186	(1,090)	11,428	11,068
Non-controlling interest	—	—	—	348
Equity loss on investment in SUN TV Company	558	374	1,652	1,397
Other	499	66	647	62

	26,936	27,971	74,584	96,596
Net change in non-cash balances related to operating activities	13,378	(1)	15,571	(19,140)

Cash flows provided by operating activities	40,314	27,970	90,155	77,456

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	—	(7,227)	—	(7,227)
Acquisition of property, plant and equipment	(2,141)	(3,388)	(7,106)	(8,462)
Acquisition of intangible assets	(3,964)	(1,836)	(5,805)	(4,007)
Net change in investment in preferred shares of related companies (note 7(a))	—	—	199,750	(500,000)
Other	—	1,465	—	1,514

Cash flows provided by (used in) investing activities	(6,105)	(10,986)	186,839	(518,182)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Net change in bank indebtedness	—	(2,665)	(2,013)	5,371
Net (repayments) borrowings under revolving bank facilities	—	1,022	(9,997)	10,986
Issuance of subordinated loans to Quebecor Media	—	—	—	24,000
Net change in convertible obligations to related companies (note 7(a))	—	—	(199,750)	500,000
Repayment of long-term debt	(100)	(100)	(300)	(600)
Dividends	—	(15,000)	(8,000)	(106,000)
Other	5	(241)	221	(292)

Cash flows (used in) provided by financing activities	(95)	(16,984)	(219,839)	433,465

Increase (decrease) in cash and cash equivalents	34,114	—	57,155	(7,261)
Cash and cash equivalents — beginning of period	23,041	—	—	7,261

CASH AND CASH EQUIVALENTS — END OF PERIOD	$57,155	$—	$57,155	$—

See accompanying notes to financial statements

SUN MEDIA CORPORATION
STATEMENTS OF CASH FLOWS (continued)
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
NON-CASH FINANCING AND INVESTING ACTIVITIES
Conversion of Quebecor Media subordinated loans to common shares (notes 7(b) and 9(b))	$—	$—	$49,500	$—

ADDITIONAL INFORMATION
Cash interest payments on long-term debt	$7,348	$12,647	$19,229	$27,048
Cash interest payments on convertible obligations and subordinated loans	$3,741	$4,550	$22,206	$43,731
Cash income tax payments, net	$—	$306	$25	$853
See accompanying notes to financial statements

SUN MEDIA CORPORATION
BALANCE SHEETS
(In thousands of Canadian dollars)
(Unaudited)

	September 30,	December 31,
	2009	2008
		(restated -
		note 2(a))
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$57,155	$—
Accounts receivable	111,344	122,158
Income taxes recoverable	236	549
Dividend receivable from related companies	—	491
Inventories	4,619	6,220
Prepaid expenses	5,406	4,299
Future income taxes	22,403	35,843

	201,163	169,560

Investment in preferred shares of related companies (note 7(a))	—	199,750
Equity investment in SUN TV Company (note 7(c))	253	1,905
Property, plant and equipment	127,408	132,623
Intangible and other assets	39,656	32,784
Goodwill	770,931	770,931

	$1,139,411	$1,307,553

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES
Bank indebtedness	$—	$2,013
Accounts payable and accrued charges	142,705	134,957
Deferred revenue	18,237	18,666
Interest payable on convertible obligations to related companies	—	480
Current portion of long-term debt (note 8)	400	400

	161,342	156,516

Long-term debt (note 8)	257,261	291,903
Derivative financial instruments	78,532	55,951
Other liabilities	27,162	25,043
Future income taxes	8,354	10,079
Subordinated loans to Quebecor Media (note 7(b))	212,000	261,500
Convertible obligations to related companies (note 7(a))	—	199,750

	744,651	1,000,742

SHAREHOLDER’S EQUITY
Capital stock (note 9)	321,928	272,428
Contributed surplus	591	591
Retained earnings	73,654	35,979
Accumulated other comprehensive loss	(1,413)	(2,187)

	394,760	306,811

	$1,139,411	$1,307,553

See accompanying notes to financial statements

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2009
(In thousands of Canadian dollars, except for share information)
(Unaudited)
NATURE OF BUSINESS
Sun Media Corporation (“Sun Media” or the “Company”), a newspaper publishing company, is a subsidiary of Quebecor Media Inc. (“Quebecor Media”), itself a subsidiary of Quebecor Inc. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada and maintains a number of online publications. Sun Media is also active in the newspaper, magazine and flyer distribution business. In addition, Sun Media provides a wide range of commercial printing and other related services to third parties through its national network of production and printing facilities.
1. BASIS OF PRESENTATION
These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The same accounting policies as described in the Company’s latest annual consolidated financial statements have been used with the exception of the changes described in note 2 below. However, these unaudited interim financial statements do not include all disclosures required under Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto. In the opinion of management, these financial statements contain all the adjustments considered necessary.
Sun Media’s business is seasonal due, among other factors, to seasonal advertising patterns and influences on people’s reading habits. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results.
References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.
Certain comparative figures for previous periods have been reclassified to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2009.
2. CHANGES IN ACCOUNTING POLICIES
(a) Current changes in accounting policies
On January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs, and of Emerging Issues Committee Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as clarifying the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs which are now recognized as an expense when they are incurred.

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2009
(In thousands of Canadian dollars, except for share information)
(Unaudited)
As a result of the adoption of these new rules, the Company made reclassifications in order to present certain assets, mainly software, as intangible assets instead of presenting them as property, plant and equipment. The following tables summarize the adjustments that were recorded in the financial statements:
Balance sheet

	As of	As of
	December 31,	December 31,
Increase (decrease)	2008	2007

Property, plant and equipment	$(11,712)	$(8,998)
Intangible and other assets	$11,712	$8,998
Statement of income

	Three months	Nine months
	ended	ended
	September 30,	September 30,
Increase (decrease)	2008	2008

Amortization of property, plant and equipment	$(673)	$(1,981)
Amortization of intangible assets	$673	$1,981
(b) Future changes in accounting policies
The CICA issued three new accounting standards in January 2009 — Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, to converge the accounting for business combinations and the reporting of non-controlling interests to International Financial Reporting Standards (“IFRS”).
Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.
Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interests. The new sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2009
(In thousands of Canadian dollars, except for share information)
(Unaudited)
3. FINANCIAL EXPENSES

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Interest on long-term debt	$3,770	$6,058	$12,706	$19,150
Interest on subordinated loans to Quebecor Media	3,701	4,551	12,813	13,186
Amortization of financing costs and long-term debt discount	361	357	1,078	1,063
Interest on convertible obligations to related companies	—	28,627	8,750	60,419
Dividend income on preferred shares of related companies	—	(29,437)	(8,955)	(62,266)
Other	31	70	234	76

	$7,863	$10,226	$26,626	$31,628

4. GAIN ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Loss (gain) on embedded derivatives and derivative instruments for which hedge accounting is not used	$9,279	$(6,437)	$18,178	$(18,390)
(Gain) loss on foreign currency translation of financial instruments for which hedge accounting is not used	(9,644)	3,580	(18,147)	7,854
Gain on the ineffective portion of fair value hedges	(223)	(923)	(2,037)	(2,686)

	$(588)	$(3,780)	$(2,006)	$(13,222)

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2009
(In thousands of Canadian dollars, except for share information)
(Unaudited)
5. RESTRUCTURING OF OPERATIONS
During the three-month and nine-month periods ended September 30, 2009, restructuring charges of $2,472 and $5,187, respectively, were recorded for restructuring initiatives of which $1,909 and $4,624, respectively, related to the elimination of positions. In addition, during the third quarter, contractual lease termination costs of $309 were recorded as well as an impairment charge of $254 related to certain machinery and equipment.

	Three months ended		Nine months ended
Continuity of restructuring cost payable relating to	September 30		September 30
workforce reductions	2009	2008	2009	2008

Beginning balance	$10,002	$3,457	$20,784	$5,836
Workforce reduction initiatives	1,909	1,706	4,624	4,417
Payments	(2,837)	(1,391)	(16,334)	(6,481)

Ending balance	$9,074	$3,772	$9,074	$3,772

6. PENSION PLANS
The Company maintains defined contribution and defined benefit pension plans for its employees. The total costs were as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Defined contribution pension plans	$326	$857	$1,384	$2,461
Defined benefit pension plans	2,169	3,218	6,431	8,902

Total benefit costs	$2,495	$4,075	$7,815	$11,363

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2009
(In thousands of Canadian dollars, except for share information)
(Unaudited)
7. TRANSACTIONS WITH RELATED COMPANIES
(a) Investment in and convertible obligations issued to related companies
SUN TV
The following table summarizes the Company’s issuance of convertible obligations to and its investment in SUN TV Company (“SUN TV”) Preferred Shares:

	Convertible
	obligations due	SUN TV
Issue or redemption/sale date	in 2020	Preferred Shares

Balance — January 1, 2008, September 30, 2008 and December 31, 2008	$9,750	$9,750
June 26, 2009	(9,750)	(9,750)

Balance — September 30, 2009	$—	$—

On June 26, 2009, Sun Media sold $9,750 of its investment in SUN TV Preferred Shares and used the proceeds to redeem $9,750 of its convertible obligations issued to SUN TV. As of September 30, 2009, the Company’s investment in SUN TV Preferred Shares and the balance of its convertible obligations was nil (December 31, 2008 — $9,750).
Imprimerie Mirabel Inc.
The following table summarizes the Company’s issuance of convertible obligations to and its investment in Imprimerie Mirabel Inc. (“Mirabel”) Preferred Shares:

	Convertible
	obligations due	Mirabel
Issue or redemption/sale date	in 2023	Preferred Shares

Balance — January 1, 2008	$—	$—
June 16, 2008	500,000	500,000

Balance — September 30, 2008	500,000	500,000
November 19, 2008	(310,000)	(310,000)

Balance — December 31, 2008	190,000	190,000
May 21, 2009	(190,000)	(190,000)

Balance — September 30, 2009	$—	$—

On May 21, 2009, Sun Media sold $190,000 of its investment in Mirabel Preferred Shares and used the proceeds to redeem $190,000 of its convertible obligations issued to Mirabel. As of September 30, 2009, the Company’s investment in Mirabel Preferred Shares and the balance of its convertible obligations was nil (December 31, 2008 — $190,000).

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2009
(In thousands of Canadian dollars, except for share information)
(Unaudited)
(b) Subordinated loans
The following table summarizes the Company’s issuance (conversion) of subordinated loans from Quebecor Media:

	Subordinated	Subordinated
Issue or conversion date	loan due in 2013	loan due in 2014	Total

Balance — January 1, 2008	$237,500	$—	$237,500
April 10, 2008	—	24,000	24,000

Balance — September 30, 2008 and December 31, 2008	237,500	24,000	261,500
June 25, 2009	—	(24,000)	(24,000)
June 26, 2009	(25,500)	—	(25,500)

Balance — September 30, 2009	$212,000	$—	$212,000

On June 25, 2009, Quebecor Media converted a principal amount of $24,000 of its 2014 subordinated loan into 60,000 Class A Common Shares at a conversion price of $400 per share. On June 26, 2009, Quebecor Media converted an additional principal amount of $25,500 of its 2013 subordinated loan into 63,750 Class A Common Shares at a conversion price of $400 per share. As of September 30, 2009, the balance of the subordinated loans totalled $212,000 (December 31, 2008 — $261,500).
(c) Agreement to sell assets in SUN TV
During the second quarter of 2009, as part of a corporate reorganization initiated by Quebecor Media, Group TVA Inc. (“Group TVA”) entered into an agreement with the Company under which Group TVA has committed to wholly own SUN TV in the future, subject to the approval of the Canadian Radio-television and Telecommunications Commission. Under this agreement, the Company received cash consideration of $2,000 on June 29, 2009.
(d) Other related party transactions
The Company has earned revenue for advertising and other services provided to and incurred expenses for purchases and services obtained from related companies at prices and conditions prevailing on the market. The majority of related party purchases were for printing services.
In addition, as a result of cost containment strategies and the centralization of corporate management, Sun Media is providing general and administrative support to certain operations within Quebecor Media’s newspaper group.

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2009
(In thousands of Canadian dollars, except for share information)
(Unaudited)
8. LONG-TERM DEBT

	September 30,	December 31,
	2009	2008

Bank credit facilities	$38,409	$48,485
Senior notes	222,163	245,732

	260,572	294,217

Change in fair value related to hedged interest rate risk	(1,125)	312
Adjustment related to embedded derivatives	1,084	1,291
Financing fees, net of amortization	(2,870)	(3,517)

	257,661	292,303
Less: Current portion	(400)	(400)

	$257,261	$291,903

9. CAPITAL STOCK
(a) Authorized capital stock
10,000,000,000 Voting Class A Common Shares, without par value;

10,000,000,000 Non-voting, redeemable Class B Preferred Shares, without par value;

10,000,000,000 Non-voting Class C Preferred Shares, without par value; and

100 Non-voting Class C Preferred Shares, Series 1.
The Class A Common Shares are voting, participating and entitle their holders to receive dividends as declared by the Board of Directors.
The Class B Preferred Shares are non-voting and redeemable at the option of the Company. Under certain circumstances, the Company has the right to purchase all or part of the then issued Class B Preferred Shares at its own option, or by mutual agreement with the holders of the then outstanding Class B Preferred Shares. The Class B Preferred Shares entitle their holders to receive a preferred non-cumulative dividend at a rate that shall be determined from time to time by the Board of Directors.
The Class C Preferred Shares are non-voting and are issuable in series. Terms and conditions of the Class C Preferred Shares are to be determined from time to time by the Board of Directors.
The Class C Preferred Shares, Series 1 are non-voting and redeemable at the option of the Company or of any holder of Class C Preferred Shares, Series 1. The Class C Preferred Shares, Series 1 entitle their holders to receive a fixed cumulative preferential dividend at a rate of 11.25% per share per annum.

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2009
(In thousands of Canadian dollars, except for share information)
(Unaudited)
(b) Issued and outstanding capital stock

	Class A Common Shares
	Number	Amount

Balance — December 31, 2008	1,261,002	$272,428
Conversion of Quebecor Media subordinated loan to Class A Common Shares	123,750	49,500

Balance — September 30, 2009	1,384,752	$321,928

On June 25, 2009, Quebecor Media converted a principal amount of $24,000 of its 2014 subordinated loan into 60,000 Class A Common Shares at a conversion price of $400 per share. On June 26, 2009, Quebecor Media converted an additional principal amount of $25,500 of its 2013 subordinated loan into 63,750 Class A Common Shares at a conversion price of $400 per share. As of September 30, 2009, the Company had 1,384,752 (December 31, 2008 — 1,261,002) Class A Common Shares issued and outstanding.
10. STOCK-BASED COMPENSATION
The following table provides details of changes to outstanding options of Sun Media employees in the stock-based compensation plan of Quebecor Media for the nine-month period ended September 30, 2009:

		Weighted-
		Average Exercise
	Number	Price

Outstanding options, as of December 31, 2008	613,924	$42.63
Options granted	33,000	$37.91
Options exercised	(11,850)	$26.88
Options cancelled	(49,000)	$44.45

Outstanding options, as of September 30, 2009	586,074	$42.53

Vested options, as of September 30, 2009	56,738	$37.28

During the three-month and nine-month periods ended September 30, 2009, a net stock compensation expense (recovery) related to Quebecor Media’s stock-based compensation plan was recorded in the amount of $523 and $464, respectively (a net recovery of $300 and $1,253 for the three-month and nine-month periods ended September 30, 2008, respectively).

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2009
(In thousands of Canadian dollars, except for share information)
(Unaudited)
11. SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES
The unaudited interim financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”), as described below. The following tables set forth the impact of significant differences on the Company’s unaudited interim financial statements between Canadian and U.S. GAAP.
(a) Statements of income

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
		(restated - (vi))		(restated - (vi))

Net income as per Canadian GAAP	$15,504	$26,512	$45,675	$78,648
Non-controlling interest as per Canadian GAAP (vi)	—	—	—	348
Adjustments:
Pension and post-retirement benefits (i)	(104)	141	(312)	423
Changes in fair value and ineffective portion of derivative instruments (ii)	(70)	1,586	(207)	1,000
Stock-based compensation (iii)	(600)	(1,000)	(2,700)	(2,100)
Related party transactions (iv)	—	—	—	(661)
Other	(13)	(15)	(42)	(46)
Income taxes (v)	213	(198)	881	165

Net income as per U.S. GAAP	$14,930	$27,026	$43,295	$77,777

Attributable to (vi):
Equity shareholders	$14,930	$27,026	$43,295	$77,429
Non-controlling interest	—	—	—	348
(b) Statements of comprehensive income

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
		(restated - (vi))		(restated - (vi))

Comprehensive income as per Canadian GAAP	$15,648	$26,095	$46,449	$79,852
Non-controlling interest as per Canadian GAAP (vi)	—	—	—	348
Adjustments to net income as per (a) above	(574)	514	(2,380)	(1,219)
Adjustments to other comprehensive income:
Pension and post-retirement benefits (i)	312	700	937	2,102
Income taxes on comprehensive income (v)	(83)	(187)	(250)	(562)

Comprehensive income as per U.S. GAAP	$15,303	$27,122	$44,756	$80,521

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2009
(In thousands of Canadian dollars, except for share information)
(Unaudited)
(c) Balance sheet data

	September 30, 2009		December 31, 2008
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
			(restated -	(restated - (vi))
			note 2(a))

Intangible and other assets	$39,656	$28,093	$32,784	$23,498
Goodwill	770,931	767,508	770,931	767,508
Current liabilities	161,342	164,742	156,516	157,216
Future income tax liabilities	8,354	2,036	10,079	4,391
Long-term debt	257,261	256,177	291,903	290,612
Other liabilities	27,162	27,396	25,043	28,138
Retained earnings	73,654	69,646	35,979	34,351
Accumulated other comprehensive loss	(1,413)	(8,623)	(2,187)	(10,084)
The accumulated other comprehensive loss as of September 30, 2009 and December 31, 2008 is as follows:

	September 30,	December 31,
	2009	2008

Accumulated other comprehensive loss as per Canadian GAAP	$(1,413)	$(2,187)
Adjustments:
Pension and post-retirement benefits (i)	(12,321)	(13,258)
Income taxes on comprehensive income (v)	5,111	5,361

Accumulated other comprehensive loss as per U.S. GAAP	$(8,623)	$(10,084)

On September 30, 2009, the Company adopted Accounting Standards Update (“ASU”) No. 2009-01, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, previously issued as the Statement of Financial Accounting Standard No. 168. The Codification is approved as the single source of authoritative nongovernmental U.S. GAAP which does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. Although the implementation of this update did not have an impact on the reconciliations contained herein, the references below now reflect the new codification.
(i) Pension and post-retirement benefits
Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, now contained in Codification Topic 715, Compensation — Retirement Benefits, requires the recognition in the balance sheets of the over- or under-funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, to be recorded in accumulated other comprehensive income (loss).
Under Canadian GAAP, a company is not required to recognize the over-or under-funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2009
(In thousands of Canadian dollars, except for share information)
(Unaudited)
(ii) Derivative financial instruments
Since January 1, 2007, standards for hedge accounting under Canadian GAAP are similar to those under U.S. GAAP, as established by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, now contained in Codification Topic 815, Derivatives and Hedging.
However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, those embedded derivatives are considered closely related to their host contract and do not have to be recorded separately from their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.
(iii) Stock-based compensation
Under U.S. GAAP, in accordance with SFAS No. 123(R), Share-Based Payments, now contained in Codification Topic 718, Compensation — Stock Compensation, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is to be remeasured at the end of each reporting period. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic values of the stock option awards instead of at their fair values.
(iv) Related party transactions
The Company entered into a tax consolidation transaction with a related party through which tax losses were transferred between the parties. Under Canadian GAAP, the transaction resulted in the recognition of a deferred credit of $8,400 in 2006, and in a $7,739 and $661 reduction in the Company’s income tax expense in 2007 and 2008, respectively. Under U.S. GAAP, since this transaction related to an asset transfer between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration paid would have been recognized in contributed surplus.
(v) Income taxes
Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.
Furthermore, under U.S. GAAP, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN48”), an interpretation of SFAS No. 109, Accounting for Income Taxes, now contained in Codification Topic 740, Income Taxes. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN48.
Other adjustments represent the tax impact of U.S. GAAP adjustments.

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2009
(In thousands of Canadian dollars, except for share information)
(Unaudited)
(vi) Business combinations and non-controlling interests
As of January 1, 2009, the Company adopted SFAS No. 141R, Business Combinations (“SFAS 141R”), and SFAS No. 160, Non-controlling Interests (“SFAS 160”) in its financial statements now contained in Codification Topic 805, Business Combinations, and in Codification Topic 810, Consolidation, respectively.
The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at the non-controlling interest’s proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this section has not yet created a difference between Canadian and U.S. GAAP.
The new rules under SFAS 160 establish new guidance on the accounting for non-controlling interests and for transactions with non-controlling interests. SFAS 160 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statements of income, net income is calculated before non-controlling interest and is then attributed to the shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior period figures have been restated.
(vii) Fair value measurements
On January 1, 2009, the Company adopted the provisions of SFAS No. 157, Fair Value Measurements, now contained in Codification Topic 820, Fair Value Measurements and Disclosures, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption had no impact on the Company’s financial statements.
12. SUBSEQUENT EVENTS
On October 21, 2009, Sun Media issued 41 Class C Preferred Shares, Series 1 to Videotron Ltd. (“Videotron”), a company under common control, with a total value of $820,000. In addition, Sun Media issued 56 Class C Preferred Shares, Series 1 to Quebecor Media, with a total value of $1,120,000. The Class C Preferred Shares, Series 1 are redeemable at the option of the Company or retractable at the option of holder at the paid-up value, are non-voting and carry an 11.25% annual fixed cumulative preferential dividend payable semi-annually on June 20 and December 20. Concurrently, Sun Media used the proceeds from the issuance of these preferred shares to invest in subordinated loans to Videotron and Quebecor Media, in the amounts of $820,000 and $1,120,000, respectively. The subordinated loans mature on October 21, 2024 and bear interest at 11.24%, payable semi-annually on June 20 and December 20. The subordinated loans are pre-payable by the borrowers in whole or in part, including accrued interest, at any time prior to maturity. As a result of these tax consolidation transactions, Sun Media will receive cash consideration from Videotron and Quebecor Media, in exchange for the tax benefits to be transferred.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
	By:	/s/ Kin-Man Lee
Date: November 6, 2009		Name:	Kin-Man Lee
		Title:	Chief Financial Officer